Exhibit 12.1

United Development Funding IV

Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009

Earnings
Net income (loss), as reported	23,190,000	29,341,000	13,896,000	5,843,000	241,000	(62,000)
Add:
Interest expense (1)	976,000	1,044,000	1,585,000	1,595,000	880,000	-
Amortization expense (2)	477,000	724,000	569,000	365,000	230,000	-
Total earnings (losses)	24,643,000	31,109,000	16,050,000	7,803,000	1,351,000	(62,000)

Fixed Charges:
Interest expense (1)	976,000	1,044,000	1,585,000	1,595,000	880,000	-
Amortization expense (2)	477,000	724,000	569,000	365,000	230,000	-
Total fixed charges	1,453,000	1,768,000	2,154,000	1,960,000	1,110,000	-
Ratio of earnings to fixed charges (3)	16.96	17.60	7.45	3.98	1.22	-

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges.  Fixed charges includes interest expense and amortization of capitalized debt financing costs.

(1) Excludes interest expense of approximately $136,000 and $97,000 associated with asset-level indebtedness for the years ended December 31, 2011 and 2010, respectively.  We did not incur any interest expense associated with asset-level indebtedness for the years ended December 31, 2013, 2012 and 2009, or for the six months ended June 30, 2014.

(2) Represents amortization expense associated with capitalized debt financing costs.  Does not include amortization expense associated with asset-level indebtedness of approximately $42,000 and $30,000 for the years ended December 31, 2011 and 2010, respectively.  We did not incur any amortization expense associated with asset-level indebtedness for the years ended December 31, 2013, 2012 and 2009, or for the six months ended June 30, 2014.

(3) In 2009, we did not incur any fixed charges.